Tel: 512-477-7900

Fax: 512-391-3500

www.bdo.com

515 Congress Ave, Suite 2600

Austin, TX 78701

May 15, 2019

Securities and Exchange Commission 100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on May 14, 2019, to be filed by our former client, the Astrotech Corporation. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.